SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 3, 2012

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Sandoz to acquire Fougera Pharmaceuticals, becoming the number one generic dermatology medicines company globally and in the US

•                  Definitive agreement to acquire Fougera Pharmaceuticals for USD 1.525 billion in an all-cash transaction

•                  Acquisition of Fougera makes Sandoz, the generics division of Novartis, the number one generic dermatology medicines company globally and in the US, strengthening Sandoz’s differentiated products strategy by complementing its existing global leadership positions in biosimilars and generic injectables, anti-infectives, and ophthalmics

•                  US dermatology generics is an attractive industry segment, with 2011 sales of USD 2.1 billion and strong double-digit growth in recent years

Basel, May 2, 2012 — Novartis has signed a definitive agreement to acquire specialty dermatology generics company Fougera Pharmaceuticals. Under the terms of the agreement, Novartis will acquire the business, which is based in Melville, New York, for USD 1.525 billion in an all-cash transaction.

The sellers are comprised of a consortium of private equity funds led by Nordic Capital, Avista Capital Partners and DLJ Merchant Banking Partners (a Credit Suisse affiliate).

The acquisition creates another strong global growth platform for Sandoz, the generic pharmaceuticals division of Novartis.  Based on 2011 IMS data, the combined businesses will become the #1 global company in generic dermatology medicines, with estimated annual global sales of nearly USD 620 million, primarily in the US.(1)  Fougera has strong dermatology development and manufacturing expertise, with numerous launches planned for 2012 and beyond.

“The addition of Fougera’s leading portfolio further strengthens Sandoz’s differentiated products strategy and improves our ability to help patients and customers around the world by providing easier access to high quality, affordable dermatological medicines. Fougera brings us valuable technical capabilities in the area of topical dermatological products, particularly in the development and manufacturing of semi-solid forms such as creams and ointments,” said Jeff George, Global Head of Sandoz.

“Fougera and Sandoz serve many of the same customers in the US, creating significant sales and cost synergies with Sandoz’s sizeable US generics business,” said Don DeGolyer, President of Sandoz US.  “We welcome the team from Fougera Pharmaceuticals into Sandoz and Novartis.”

Sandoz will leverage its leading position both in the US generics sector and its presence in over 130 countries worldwide to expand Fougera’s existing sales base and bring its broad dermatology portfolio to new markets around the world.

Fougera is a specialty dermatology business with 2011 net sales of USD 429 million, and employs approximately 700 people across its two primary sites, located in New York.  Fougera Pharmaceuticals operates two main businesses: Fougera, a leading player in the USD 2.1 billion US dermatology generics sector(2) with 45 products and more than 200 SKUs and PharmaDerm, a branded specialty pharma business with 17 brands and over 40 SKUs.

The transaction requires regulatory approvals and is expected to be completed in the second half of 2012.  Based on Fougera Pharmaceuticals’ 2011 earnings before interest, taxes, depreciation, and amortization (EBITDA) of USD 173 million, the acquisition represents a multiple of 8.8 times. The transaction is expected to be accretive to core earnings per share (EPS) and will be financed from the Group’s existing cash resources and cash flow. The transaction meets Novartis’ strict financial criteria for acquisitions relative to targeted cash flow return on investment (CFROI) metrics.

Disclaimer

These materials contain forward-looking statements that can be identified by terminology such as “to acquire,” “will,” “planned,” “expected,” or similar expressions, or by express or implied discussions regarding the expected completion of the acquisition of Fougera, and the timing of the completion; the potential impact of the acquisition of Fougera on Sandoz and Novartis; and potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the proposed acquisition of Fougera will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis or its Sandoz Division will achieve any particular future financial results or future growth rates or that Novartis or Sandoz will be able to realize any potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; disruptions from the integration of Fougera making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected product manufacturing issues; uncertainties involved in the development of new generic pharmaceutical products; unexpected patent litigation outcomes; unexpected inabilities to obtain or maintain exclusivity periods for developed products; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group’s continuing operations achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 124,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

About Fougera

Fougera Pharmaceuticals Inc. operates two primary divisions in the US focused on specialty pharmaceuticals in dermatology: Fougera, its generic dermatology medicines business, and PharmaDerm, its branded dermatology business.  Founded in 1849, the Fougera division is the leading manufacturer and distributor of a wide range of topical products.  The PharmaDerm division is dedicated to developing and commercializing novel prescription products to treat diseases and conditions of the skin — the largest organ of the human body.  For more information on Fougera’s complete line of products, please call Customer Service at (800) 645-9833 or visit the company online at www.fougera.com.  Information on PharmaDerm products can be found online at www.pharmaderm.com and savage products at savagelabs.com.

References

(1) IMS MIDAS at gross ex-manufacturer prices

(2)  IMS MIDAS at gross ex-manufacturer prices, excluding OTC

# # #

Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Chris Lewis Sandoz US Communications +1 609 627 5287 (direct) +1 609 619 7454 (mobile) chris.lewis@sandoz.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Helen Boudreau	+1 212 830 2404
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	May 3, 2012	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting